Exhibit 99.1

Tiziana Life Sciences Announces IND filed for Phase 2 Study of Milciclib in Combination with Gemcitabine for Non-Small Cell Lung Cancer

NEW YORK, January 4, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced the Investigational New Drug (IND) application filing for milciclib in combination with gemcitabine for non-small cell lung cancer (NSCLC).

“This Phase 2 IND filing, which was achieved with minimal additional resource deployment, enhances the asset value and Tiziana’s optionality for milciclib,” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana. “Milciclib previously showed encouraging results in several cancer clinical studies - both as a monotherapy and in combination with gemcitabine. We believe that there could be an important role for a pan-CDK inhibitor in the oncologist’s toolbox. At the same time, we are highly focused on advancing our leading CNS-focused programs with intranasal foralumab, which continues to generate encouraging data in our expanded access trial of secondary progressive multiple sclerosis.”

About Milciclib

Milciclib is a potent, small molecule inhibitor of multiple cyclin-dependent kinases (CDKs), tropomyosin receptor kinases and Src family kinases controlling cell growth and malignant progression of cancer. Milciclib has demonstrated safety in 316 patients with advanced solid cancers in Phase 1 and 2 studies and shown indications of efficacy. In two completed Phase 2 thymic cancer trials, milciclib successfully increased overall survival and met both primary and secondary endpoints.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development and Investor Relations Manager
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com